August 17, 2006

Mr. Don Walker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	SEI Investments Company

Form 10-K Annual Report

For the Fiscal Year Ended December 31, 2005

Commission File No. 0-10200

Filed March 16, 2006

Dear Mr. Walker

This letter is in response to your letter dated July 27, 2006 concerning SEI Investment Company’s (the “Company”) 2005 Form 10-K. The comments in your letter are repeated herein, followed by our responses.

Consolidated Statements of Operations, page 35

1. The staff notes that the Company includes operating and development expenses as a separate line item in its statements of operations to determine your income from operations. Please address the following:

•	Inform the staff of each of the significant categories and corresponding expenses which comprise this expense line item for each period presented; and

•	Inform the staff of how each of these expense categories represent cost and expenses applicable to the Company’s revenues.

Response

The following table provides a breakdown by expense category of the Company’s operating and development expense reported for the years ended December 31, 2005, 2004, and 2003.

For the year ended December 31,	2005	2004	2003
Commissions and fees	$128,110	$102,878	$95,874
Compensation, benefits and other personnel	179,131	149,064	124,566
Data processing and computer related	39,304	33,063	29,625
Travel, facilities, supplies and other costs	31,873	22,103	18,432
Depreciation and amortization	15,536	14,190	15,127

Total operating and development	$393,954	$321,298	$283,624

The expense categories within operating and development expenses include costs paid to employees and third party service providers that perform functions necessary to provide services to clients. The following list provides a brief description of each expense category:

•	Commissions and fees are paid to third party vendors and the amount paid correlates with the amount of revenues the Company earns.

•	Compensation, benefits and other personnel include compensation, benefits, stock-based compensation, consulting and any other personnel related costs associated with the Company’s staff for providing services to clients

•	Data processing and computer related include vendor costs for data subscriptions, maintenance services and any other technology service related costs

•	Travel, facilities, supplies and other costs include expenses for employee travel, professional services, facility-related costs such as maintenance and utilities, office supplies and other general costs incurred by the Company’s service groups

•	Depreciation and amortization pertain to tangible fixed assets used by our service units

The Company is currently in the process of re-evaluating the expense categories used for financial statement presentation in its Consolidated Statement of Operations as a result of the corporate reorganization previously disclosed in the 2005 Form 10-K, and management’s continuous effort to follow best practices for financial reporting. While the Company has not made its final determination of the appropriate expense categories that will be used to present costs and expenses applicable to revenues in accordance with Rule 5-03(2) of Regulation S-X as a result of the corporate reorganization in 2005, the expense categories listed above provide some insight into managements efforts to date. The Company plans to complete its determination of the expense categories prior to filing its Annual Report on Form 10-K for the year ended December 31, 2006. The Company will reclassify all prior year information to conform with current year presentation in its 2006 Annual Report on Form 10-K. Please note that any changes resulting from this review will merely result in reclassification of certain expenses; neither total expenses nor income from operations will change as a result of any such reclassifications.

Consolidated Statement of Cash Flows, page 38

2. The staff note that the Company presents purchases and sales of marketable securities within cash flows from investing activities in its statement of cash flows. Please inform the staff of how you have accounted for the purchase of securities owned held by SIDCO in its statement of cash flows. The staff would expect cash flows relating to securities owned by a broker-dealer entity to be reflected as cash flow from operating activities.

Response

The Company’s broker-dealer subsidiary, SIDCO, had investments in U.S. Treasury securities for approximately $20.0 million classified as Securities Owned on the Consolidated Balance Sheets. It is common for broker-dealers to have specialized accounting practices for investments that are considered inventory related to the operations of the broker-dealer, however, SIDCO does not trade any securities in its own account related to its broker-dealer operations and it did not consider these securities as inventory to be used in its operations. The Company made such investment for the sole purpose of yielding a higher return on its uninvested cash balance. The Company intends to hold these investments until maturity. The securities would only be liquidated in the event a higher yield could be achieved or if short-term liquidity needs arose.

Since these securities were purchased as part of the Company’s internal cash management strategy and not a part of its normal operations and viewed such purchase as an investment activity rather than the typical trading activity that would be conducted by a broker-dealer on behalf of its clients. Therefore, the purchases of $20.0 million in U.S. Treasury securities by SIDCO in 2005 were classified as an investing activity on the Consolidated Statements of Cash Flows.

Note 1- Summary of Significant Accounting Policies

Revenue Recognitions, Page 41

3. The staff notes the Company’s disclosures as they pertain to your revenue recognition accounting policies. Due to the numerous service offerings provided to the Company’s customers, please revise your future filings to provide enhanced disclosures of its accounting policies for each significant source of revenue. Consider providing disclosures similar to that presented in your critical accounting policies on page 26, and elaborate as necessary to provide a clear understanding of the Company’s accounting.

Response

This comment was addressed in our most recent Quarterly Report on Form 10-Q for the period ended June 30, 2006.

We acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, you can reach me at 610-676-1620.

Sincerely,

/s/ Dennis McGonigle
Dennis McGonigle
Chief Financial Officer